UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35296

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farmers National Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

YEARS ENDED DECEMBER 31, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PLAN ADMINISTRATOR

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Farmers National Bank 401(k) Retirement Savings Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

SKODA MINOTTI & CO.

Cleveland, Ohio

June 15, 2017

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	2016	2015
INVESTMENTS, AT FAIR VALUE
Non-interest-bearing cash	$35,060	$31,871
Registered investment companies	21,580,175	20,744,025
Farmers National Banc Corp. Common Stock	942,396	471,790

	22,557,631	21,247,686

FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT AT CONTRACT VALUE	1,308,890	1,304,752

RECEIVABLES
Notes receivable from participants	10,801	12,224
Participants’ contributions	50,130	—
Companies’ contributions	16,703	—

	77,634	12,224

	23,944,155	22,564,662
LIABILITY
Corrective distributions payable	(33,382)	(15,240)

NET ASSETS AVAILABLE FOR BENEFITS	$23,910,773	$22,549,422

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$1,556,340	$—
Interest and dividends	611,549	770,026

	2,167,889	770,026

Other income	1,056	96

Contributions
Participants’	1,526,159	1,293,824
Companies’	506,048	431,559
Rollovers	262,863	4,284,814

	2,295,070	6,010,197

Transfer of assets into the Plan	—	1,904,838

Total additions	4,464,015	8,685,157

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	—	928,623
Benefits paid to participants	3,095,524	1,326,223
Administrative expenses	7,140	—

Total deductions	3,102,664	2,254,846

NET INCREASE	1,361,351	6,430,311
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	22,549,422	16,119,111

END OF YEAR	$23,910,773	$22,549,422

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. The Plan covers eligible employees from Farmers National Bank of Canfield, Farmers Trust Company, Farmers National Insurance LLC and National Associates Inc. (collectively, the Companies). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

During 2015, Farmers National Bank of Canfield acquired First National Bank of Orrville and 1st National Community Bank. Effective at various dates throughout 2015, the employees of the acquisitions were able to participate in the Plan. The participant account balances from the 1st National Community Bank Defined Contribution Plan were liquidated and received by the Plan in November 2015 and has been recorded as a transfer of assets into the Plan in the accompanying 2015 Statement of Changes in Net Assets Available for Benefits. The First National Bank 401(k) Retirement and Savings Plan was terminated and participants could choose to rollover their balances into the Plan. During the year ended December 31, 2015, $4,222,868 was rolled into the Plan from the First National Bank 401(k) Retirement and Savings Plan and has been included in rollover contributions in the accompanying 2015 Statement of Changes in Net Assets Available for Benefits.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan and receive employer matching and discretionary contributions when they are age 21 or older and have completed 90 days of service. Plan entry dates are January 1st, April 1st, July 1st and October 1st following the date of eligibility.

Contributions

A participant may contribute, through payroll reductions, from 1% to 100% of their compensation to the Plan on a pre-tax basis and/or after-tax (Roth) basis, up to the maximum dollar amount allowed by law (plus catch-up contributions as defined by the Plan document). Participants may also make rollover contributions to the Plan from other qualified defined benefit or defined contribution plans.

The Plan permits matching contributions, discretionary contributions, qualified non-elective contributions (QNEC) and qualified matching contributions (QMAC) by the Companies. The Companies match 50% of the first 6% of compensation that the participant contributes to the Plan. The Companies do not match catch-up contributions. Employer matching contributions totaled $506,048 and $431,559 for the Plan years ended December 31, 2016 and 2015, respectively. During the years ended December 31, 2016 and 2015, the Companies did not make any discretionary contributions, QNEC, or QMAC.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Companies’ allocation of discretionary employer contributions, matching contributions, and any earnings thereon, and charged with an allocation of administrative expenses. Discretionary contributions are allocated as a percentage of compensation of eligible participants for the Plan year. Allocations of the earnings and expenses are based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Companies’ matching and discretionary contributions is based on years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Forfeitures

Forfeited nonvested accounts totaled $35,058 and $31,871 at December 31, 2016 and 2015, respectively. Forfeitures may be used to reduce the Companies’ matching contributions to the Plan, restore participants’ forfeitures, be added to the Companies’ matching contributions or used to offset Plan expenses as defined by the Plan document. During 2016 and 2015, forfeitures of $39,191 and $6,112, respectively, were used to reduce the Companies’ matching contributions, and no forfeitures were reallocated to participants in the Plan.

Investment Options

Upon enrollment in the Plan, participants may direct contributions to their accounts into various investment options offered by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant may elect to receive installment payments or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants may also elect to receive periodic payments through a life annuity equal to the value of the participant’s vested interest in his or her account. Upon proven financial hardship, participants may elect to receive a distribution equal to the value of their deferral contributions plus rollovers starting in 2016.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. During 2016, the Plan changed certain funds that contained fully benefit-responsive investment contracts. These funds hold guaranteed investment contracts (GICs). The funds meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value, as reported to the Plan by EMJAY Corporation, the custodian of the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals, wrapper fees, and administrative expenses.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on the investments purchased and sold, as well as held during the year.

The Plan’s registered investment companies and Farmers National Banc Corp. Common Stock (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value by $1,556,340 and ($928,623) during the years ended December 31, 2016 and 2015, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan allows administrative expenses to be paid either by the Plan or the Companies, at the discretion of the Companies. During the years ended December 31, 2016 and 2015, the Plan paid $7,140 and $0, respectively, of administrative expenses. All other administrative expenses were paid by the Companies.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Companies evaluated subsequent events through June 15, 2017, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income of $1,056 and $96 for 2016 and 2015 respectively, has been recorded as other income in the accompanying Statements of Changes in Net Assets Available for Benefits.

3.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already recognized or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs used in valuation models (Level 3 measurements).

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (continued)

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability. Level 2 inputs are derived principally from, or are corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Non-interest-bearing cash – Valued at cost, which equals fair value.

Registered investment companies and common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016:

	Level 1	Total
Non-interest-bearing cash	$35,060	$35,060
Registered investment companies	21,580,175	21,580,175
Common stock	942,396	942,396

Total assets at fair value	$22,557,631	$22,557,631

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Total
Non-interest-bearing cash	$31,871	$31,871
Registered investment companies	20,744,025	20,744,025
Common stock	471,790	471,790

Total assets at fair value	$21,247,686	$21,247,686

4.	GUARANTEED INVESTMENT CONTRACTS

The Plan is invested in a Guaranteed Interest Fund, a fully benefit-responsive investment contract through Great-West Life & Annuity Insurance Company at December 31, 2016. The Plan was invested in the Federated Capital Preservation Fund, a fully benefit-responsive investment contract through Federated Investors, Inc. at December 31, 2015. The funds invest primarily in stable value products, such as traditional guaranteed investment funds (GIFs), separate account GIFs, and synthetic GIFs.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The contract held by the Plan is considered a traditional investment contract.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0% and 1.77% at December 31, 2016 and 2015, respectively. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	GUARANTEED INVESTMENT CONTRACTS (continued)

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of plan sponsor or other plan sponsor events (for example, divestitures or spinoff of a subsidiary) that significantly affect the Plan’s normal operations.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer.

Certain events limit the ability of the Plan to transact at contract value, allow the issuer to terminate the contract, or require the Plan sponsor to settle at an amount different than the contract value. Such events include the following: (1) mergers, (2) mass layoffs, (3) Plan terminations, (4) implementation of early retirement incentive programs, or (5) other events within the control of the funds or Plan sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the GICs. The Plan’s management has no knowledge that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Distributions to the funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

5.	TAX STATUS

The Companies adopted a Prototype Non-Standardized Profit Sharing Plan, which received a favorable opinion letter from the Internal Revenue Service (IRS) on March 31, 2014, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, however the Plan sponsor believes the Plan as currently designed, is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies, a common collective trust managed by Federated Investors, Inc. (Federated), and a guaranteed interest fund managed by Great-West Life & Annuity Insurance Company. Federated is related to the Record Keeper of the Plan, Great West, and is related to EMJAY Corporation, the custodian. Since these parties are related, these transactions are considered party-in-interest transactions.

During 2016, the Plan purchased 17,609 shares and sold 6,102 shares of Farmers National Banc Corp. Common Stock. The Plan holds 66,365 shares of Farmers National Banc Corp. Common Stock at December 31, 2016 with a cost basis of $542,864. During 2015, the Plan purchased 25,203 shares and sold 956 shares of Farmers National Banc Corp. Common Stock. The Plan held 54,859 shares of Farmers National Banc Corp. Common Stock at December 31, 2015 with a cost basis of $429,411. During the years ended December 31, 2016 and 2015, the Plan recorded dividend income on Company common stock of $10,557 and $5,033, respectively. During the years ended December 31, 2016 and 2015, the Plan recorded appreciation on Company common stock of $382,228 and $16,063, respectively.

8.	CORRECTIVE DISTRIBUTIONS PAYABLE

In order to pass the 2016 and 2015 Actual Deferral Percentage (ADP) Test, the Plan’s management elected to refund excess elective deferrals and earnings thereon to certain highly-compensated employees. The calculated amount for 2016 was $33,382 and was distributed by March 15, 2017. The calculated amount for 2015 was $15,240 and was distributed on March 1, 2016. These amounts have been included as corrective distributions payable in the accompanying Statements of Net Assets Available for Benefits at December 31, 2016 and 2015.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.	RECONCILIATION TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to the Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$23,910,773	$22,549,422
Less: Adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive investment contracts	—	(2,609)

Net assets available for benefits per the Form 5500	$23,910,773	$22,546,813

The following is a reconciliation of investment income per the financial statements for the years ended December 31, 2016 and 2015 to the Form 5500:

	2016	2015
Investment income (loss) per the financial statements	$2,167,889	$(158,597)
Plus: Other income per the financial statements	1,056	96
Less: Current year adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive contracts	—	(2,609)
Plus (less): Prior year adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive contracts	2,609	(2,170)

Investment income per the Form 5500	$2,171,554	$(163,280)

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2016

(a)	(b)	(c)	(d)		(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost		Current value
	Non-interest-bearing cash				$35,060
	Registered investment companies
	American Century Value Fund	74,316 shares	*	*	657,699
	American Funds Amcap Fund	79,425 shares	*	*	2,181,806
*	Federated Government Obligations Fund	947,186 shares	*	*	947,186
*	Federated High Yield Bond Fund	27,121 shares	*	*	267,415
*	Federated Total Return Bond Fund	173,554 shares	*	*	1,869,181
*	Federated Ultrashort Bond Fund	17,785 shares	*	*	161,848
	Fidelity Advisor Real Estate Fund	7,672 shares	*	*	173,484
	Goldman Sachs Mid Cap Value Fund	20,097 shares	*	*	745,215
	Goldman Sachs Small/Mid Cap Growth Fund	30,437 shares	*	*	598,405
	JP Morgan Small Cap Core Fund	1 share	*	*	66
	Oppenheimer Developing Markets Fund	11,055 shares	*	*	358,409
	Oppenheimer International Growth Fund	41,083 shares	*	*	1,424,776
	Oppenheimer Main Street Fund	5,220 shares	*	*	242,811
	PIMCO Commodity Real Return Strategy Fund	14,036 shares	*	*	100,502
	T. Rowe Price Retirement 2010 Fund	2,894 shares	*	*	50,216
	T. Rowe Price Retirement 2015 Fund	15,595 shares	*	*	221,141
	T. Rowe Price Retirement 2020 Fund	55,739 shares	*	*	1,137,640
	T. Rowe Price Retirement 2025 Fund	25,047 shares	*	*	388,231
	T. Rowe Price Retirement 2030 Fund	78,379 shares	*	*	1,765,900
	T. Rowe Price Retirement 2035 Fund	22,212 shares	*	*	361,838
	T. Rowe Price Retirement 2040 Fund	14,178 shares	*	*	329,075
	T. Rowe Price Retirement 2045 Fund	18,856 shares	*	*	294,543
	T. Rowe Price Retirement 2050 Fund	2,373 shares	*	*	31,189
	T. Rowe Price Retirement 2055 Fund	14,546 shares	*	*	191,582
	Vanguard 500 Index Fund	20,289 shares	*	*	4,191,275
	Vanguard Mid Cap Index Fund	17,533 shares	*	*	629,810
	Vanguard Small Cap Index Fund	36,581 shares	*	*	2,258,932

	Balance to next page				21,615,235

*	Parties-in-interest

See the Independent Auditors’ Report.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2016

(a)	(b)	(c)	(d)		(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost		Current value
	Balance from prior page				$21,615,235
*	Farmers National Banc Corp. Common Stock	66,365 shares	*	*	942,396
	Fully benefit-responsive investment contract
*	Guaranteed Interest Fund	N/A	*	*	1,308,890
*	Notes receivable from participants	Interest rates of 3.25% - 4.25% with various maturities through 2020
			-0-		10,801

					$23,877,322

*	Parties-in-interest

See the Independent Auditors’ Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Farmers National Bank 401(k)
Retirement Savings Plan

/s/ Mark A. Nicastro
Mark A. Nicastro
Director of Human Resources
Farmers National Banc Corp.
June 15, 2017

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Skoda Minotti, independent registered public accounting firm for the Farmers National Bank 401(k) Retirement Savings Plan (filed herewith).